Exhibit 99.1

CytoMed Therapeutics Refutes Misleading Claims and Reaffirms Clinical Progress

Singapore, (January 28, 2026) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or the “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumors, today issued a statement to address recent statements containing inaccurate and misleading claims regarding the Company’s research programs, clinical progress, and operations.

CytoMed categorically rejects such claims which have no basis. Certain statements circulating publicly mis-characterize the Company’s scientific focus, development status, and regulatory standing. Please refer to recent announcements by the Company on our progress.

CytoMed’s research is focused on CAR γδ T cell therapies and iPSC-derived γδ NKT cell therapies, based on established immunological science. The Company’s lead CAR γδ T cell program has received regulatory approval to proceed with a first-in-human (FIH) clinical trial, which is currently ongoing at National University Hospital (NUH), Singapore. This clinical activity is conducted in accordance with applicable regulatory and ethical requirements.

Other programs, including iPSC-derived γδ NKT cell candidates, remain in preclinical development. CytoMed does not claim that any of its therapeutic candidates are approved for commercial use or clinically validated beyond their current stage of development.

Assertions regarding CytoMed’s regulatory status, manufacturing capabilities, governance, or financial transparency that contradict the above facts are inaccurate or taken out of context and designed to affect the Company’s share price. The Company operates in compliance with applicable regulations and follows development practices appropriate for its stage.

CytoMed remains committed to advancing its pipeline responsibly and to communicating accurate, timely information through official Company disclosures. The Company reserves the right to take appropriate action to address the dissemination of false or misleading information that may adversely affect its reputation or stakeholders.

Shareholders can contact the below person for clarification.

About CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contact :

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer